JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

August 11, 2022

VIA EDGAR

Mr. Ryan Lichtenfels

Ms. Mara Ransom

Ms. Ta Tanisha Meadows

Ms. Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JD.com, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed on April 28, 2022 (File No. 001-36450)

Dear Mr. Lichtenfels, Ms. Ransom, Ms. Meadows and Ms. Cvrkel,

This letter sets forth the Company’s responses to the comments contained in the letter dated July 28, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 28, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Introduction, page 1

1.

We note that your definition of China and the PRC excludes Hong Kong, Macau and Taiwan. Revise your definition and disclosure to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and/or Macau.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced definition as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

“China” or the “PRC” are to the People’s Republic of China ~~excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan~~;

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

In addition, the Company undertakes to revise the below disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in the lead-in paragraph of “Summary of Risk Factors” at the beginning of “Item 3.D. Key Information—Risk Factors” in its future Form 20-F filings (with additions shown as underlined):

Page 2:

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. The operational risks associated with being based in and having operations in Chinese mainland also apply to operations in Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in Chinese mainland, the laws, regulations and the discretion of the governmental authorities in Chinese mainland discussed in this annual report are expected to apply to entities and businesses in Chinese mainland, rather than entities or businesses in Hong Kong and Macau which operate under different sets of laws from Chinese mainland. These risks are discussed more fully in Item 3.D. Key Information—Risk Factors.”

Furthermore, according to the specific circumstances in which these terms apply, the Company further undertakes to thoroughly review and revise references of “China” or “PRC” to “Chinese mainland” or other wording as appropriate in its future Form 20-F filings.

Summary of Risk Factors, page 2

2.

Revise to provide cross-references to the more detailed discussion of each of these risks discussed later in the annual report. Also, ensure that your summary references the risk that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. When the content of the summary risk factor is identical to the heading of the risk factor in Item 3.D., the Company respectfully proposes to include a page number only instead of repeating the heading again.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

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Risks Related to Our Business

Risks and uncertainties relating to our business include, but are not limited to, the following:

•	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected. See the risk factor on page 18 for details;

•	We incurred net losses in the past and we may not be able to maintain profitability in the future. See the risk factor on page 18 for details;

•	If we are unable to provide superior customer experience, our business and reputation may be materially and adversely affected. See the risk factor on page 19 for details;

•

Uncertainties relating to the growth and profitability of the retail industry in China in general, and the online retail industry in particular, could adversely affect our revenues and business prospects. See the risk factor on page 19 for details;

•	Any harm to our JD brand or reputation may materially and adversely affect our business and results of operations. See the risk factor on page 20 for details;

•

If we are unable to offer products that attract purchases from new and existing customers, our business, financial condition and results of operations may be materially and adversely affected. See the risk factor on page 21 for details;

•

If we are unable to manage our nationwide fulfillment infrastructure efficiently and effectively, our business prospects and results of operations may be materially and adversely affected. See the risk factor on page 21 for details;

•	We face intense competition. We may not be able to maintain or may lose market share and customers if we fail to compete effectively. See the risk factor on page 22 for details;

•	Our expansion into new product categories and substantial increase in the number of products may expose us to new challenges and more risks. See the risk factor on page 23 for details;

•	If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected. See the risk factor on page 23 for details;

•

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations. See the risk factor on page 32 for details;

•

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. See the risk factor on page 49 for details;

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

•

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. See the risk factor on page 51 for details; and

•

Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland ~~China~~ and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 51 for details.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

We are a Cayman Islands holding company with no equity ownership in ~~our~~ the consolidated variable interest entities and we conduct certain of our operations through ~~our~~ the consolidated variable interest entities, with which we have maintained contractual arrangements. Investors in our ADSs or Class A ordinary shares thus are not purchasing equity interest in ~~our~~ the consolidated variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government ~~finds~~ determines that the contractual agreements that constituting part of the variable interest entities ~~establish the~~ structure ~~for operating our business~~ do not comply with PRC laws and regulations, or if these laws and regulations change or ~~their interpretations change~~ are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the consolidated variable interest entities and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ~~our~~ the consolidated variable interest entities and, consequently, significantly affect the financial performance of ~~our~~ the consolidated variable interest entities and our company as a whole. The PRC

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the variable interest entities structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 53 for details;

•

Any failure by ~~our~~ the consolidated variable interest entities or their shareholders to perform their obligations under ~~our~~ the contractual arrangements with them would have a material and adverse effect on our business. See the risk factor on page 55 for details; and

•

The shareholders of ~~our~~ the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. See the risk factor on page 56 for details.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•

PRC government~~’s~~ has significant authority in regulating our operations and may influence our operations. ~~its~~ It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China— The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares” on page 62 for details;

•

Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and operations. See the risk factor on page 59 for details;

•

Uncertainties with respect to the ~~PRC~~ legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

and regulations. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in Chinese mainland could adversely affect us” on page 59 for details;

•	We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs. See the risk factor on page 60 for details;

•	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies. See the risk factor on page 60 for details~~.~~; and

•

The funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on currency conversion. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 64 for details.

Risks Related to Our ADSs and Class A Ordinary Shares

In addition to the risks described above, we are subject to general risks relating to our ADSs and Class A ordinary shares, including, but not limited to, the following:

•

The trading price of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs. See the risk factor on page 69 for details;

•	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange. See the risk factor on page 70 for details;

•

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves. See the risk factor on page 71 for details; and

•

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline. See the risk factor on page 71 for details.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

Item 3. Key Information, page 6

3.

Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

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Our Holding Company Structure and Contractual Arrangements with the Consolidated ~~Our~~ Variable Interest Entities

JD.com, Inc. is not an ~~Chinese~~ operating company but a Cayman Islands holding company with no equity ownership in ~~its~~ the consolidated variable interest entities, but obtains effective control over the consolidated variable interest entities through contractual arrangements and is considered the primary beneficiary of these entities, whose financial results are consolidated in JD.com, Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. The contractual arrangements may not be as effective as direct equity ownership in the consolidated variable interest entities in providing us with control over these entities, and the relevant government authorities may challenge the enforceability of these contractual arrangements. We conduct our operations in Chinese mainland through (i) our PRC subsidiaries and (ii) ~~our~~ the consolidated variable interest entities with which we have maintained contractual arrangements. ~~PRC laws~~ Laws and regulations in Chinese mainland restrict and impose conditions on foreign investment in certain value-added telecommunication services and certain other restricted services related to our businesses, such as domestic document delivery services. Accordingly, we operate these businesses in Chinese mainland through ~~our~~ the consolidated variable interest entities, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in Chinese mainland prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, ~~our~~ the consolidated variable interest entities and their shareholders to control the business operations of ~~our~~ the consolidated variable interest entities. . . . Investors in our ADSs or Class A ordinary shares are not purchasing equity interest in ~~our~~ the consolidated variable interest entities in Chinese mainland but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the consolidated variable interest entities in Chinese mainland.

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Our corporate structure is subject to risks associated with ~~our~~ the contractual arrangements with ~~our~~ the consolidated variable interest entities. If the PRC government ~~deems~~ determines that ~~our~~ the contractual arrangements constituting part

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

of the ~~with our~~ variable interest entities structure do not comply with PRC laws and regulations ~~regulatory restrictions on foreign investment in the relevant industries~~, or if these laws and regulations change or ~~the interpretation of existing regulations change or~~ are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ~~our~~ the consolidated variable interest entities and, consequently, significantly affect the financial performance of ~~our~~ the consolidated variable interest entities and our company as a whole.

4.

Refrain throughout the filing from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

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As used in this annual report, “we,” “us,” “our company” and “our” refers to JD.com, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, ~~our~~ the consolidated variable interest entities in China, including but not limited to Beijing Jingdong 360 Degree E-Commerce Co., Ltd., or Jingdong 360, which was established in April 2007 and holds our ICP license as an internet information provider and operates our www.jd.com website; Jiangsu Yuanzhou E-Commerce Co., Ltd., or Jiangsu Yuanzhou, which was established in September 2010 and primarily engages in the business of selling books, audio and video products; Xi’an Jingdong Xincheng Information Technology Co., Ltd., or Xi’an Jingdong Xincheng, which was established in June 2017 and primarily provides technology and consulting services relating to logistics services; Jiangsu Jingdong Bangneng Investment Management Co., Ltd., or Jiangsu Jingdong Bangneng, which was established in August 2015 and primarily engages in business of investment management; and Suqian Juhe Digital Enterprise Management Co., Ltd., or Suqian Juhe, which was established in June 2020 and primarily provides enterprise management services. The consolidated variable interest entities are PRC

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

companies conducting operations in Chinese mainland, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. JD.com, Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities.

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the consolidated variable interest entities, and make necessary revisions throughout its future 20-F filings.

5.

Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Provide cross-references to these other discussions.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

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Cash and Asset Flows Through Our Organization

. . .

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the net assets of ~~our~~ the consolidated variable interest entities in which we have no legal ownership, totaling ~~RMB24.2 billion,~~ RMB28.9 billion, ~~and~~ RMB46.4 billion ~~(US$7.3 billion)~~, and RMB        billion (US$            billion) as of December 31, ~~2019,~~ 2020, ~~and~~ 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of Chinese mainland are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on such currency conversion. For risks relating to the fund flows of our operations in China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business~~.~~” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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Risks Related to Doing Business in China

. . .

•

The funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on currency conversion. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 64 for details.

Page 64:

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on currency conversion.

6.

Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary risk factors and risk factors sections, as well.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

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Cash and Asset Flows Through Our Organization

JD.com, Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and consolidated variable interest entities in China. As a result, although other means are available for us to obtain financing at the holding company level, JD.com, Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC consolidated variable interest entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to JD.com, Inc. In addition, our PRC subsidiaries are permitted to pay dividends to JD.com, Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

the event of a solvent liquidation of the companies. For more details, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide RMB funding to their respective subsidiaries only through capital contributions and entrusted loans, and to the consolidated variable interest entities only through entrusted loans. See “Introduction—Summary of Risk Factors—Risks Related to Our Corporate Structure,” “Item 5.B. Operating and Financial Review—Liquidity and Capital Resources” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the consolidated variable interest entities or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

7.

To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

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Under PRC law, JD.com, Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to ~~our~~ the PRC consolidated variable interest entities only through loans, subject to satisfaction of applicable government registration that we are not able to make direct capital contribution.

Our company has established a centralized cash management policy to direct how funds are transferred between JD.com, Inc., our subsidiaries and the consolidated variable interest entities and their subsidiaries to improve the efficiency

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

and ensure the security of cash management. Our management has established a series of manuals and policies on funds management, bank accounts management, financing activities and safe handling of cash and assets, which apply to all of our subsidiaries and the consolidated variable interest entities and their subsidiaries. We and our consolidated subsidiaries that are listed on the Hong Kong Stock Exchange have also established respective centralized cash management accounts within certain entities, under which funds are transferred and dispatched to each subsidiary or consolidated variable interest entity under central command. The major offshore entities outside of Chinese mainland with the function of centralized cash management are JD.com, Inc. (our holding company), JD.com International Limited (our intermediate holding company), JD Logistics, Inc., and JD Health International Inc. (both of which are our subsidiaries). In addition, the major entities within Chinese mainland with similar functions are Beijing Jingdong Century Trade Co., Ltd. (a primary beneficiary of the consolidated variable interest entities), Beijing Jingbangda Trade Co., Ltd. (a consolidated variable interest entity), and Beijing Jingdong Jiankang Co., Ltd. (a primary beneficiary of the consolidated variable interest entities). The centralized cash management function in these entities lead to high-volume and high-frequency cash transferred and dispatched to the remaining consolidated subsidiaries and consolidated variable interest entities. We have complied with the applicable laws and regulations for the operation of such cash centralized management accounts and completed necessary registration and approval procedures with relevant governmental authorities. Every fund transfer within our group goes through an appropriate review and approval process depending on the nature and amount of the transfer under our cash management policy.

8.

Please provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Furthermore, please describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company undertakes to replicate the diagram of the Company’s corporate structure disclosed in “Item 4.C. Information of the Company—Organizational Structure,” including the footnotes identifying the person

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

or entity that owns the equity in each depicted entity therein, on page 125 of the 2021 Form 20-F and make the referenced disclosure at the outset of Item 3 in its future Form 20-F filings.

In addition, the Company respectfully proposes to revise the disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

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Our Holding Company Structure and Contractual Arrangements with ~~Our~~ the Consolidated Variable Interest Entities

JD.com, Inc. is not an ~~Chinese~~ operating company but a Cayman Islands holding company with no equity ownership in ~~its~~ the consolidated variable interest entities, but obtains effective control over the consolidated variable interest entities through contractual arrangements and is considered the primary beneficiary of these entities, whose financial results are consolidated in JD.com, Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. The contractual arrangements may not be as effective as direct equity ownership in the consolidated variable interest entities in providing us with control over these entities, and the relevant government authorities may challenge the enforceability of these contractual arrangements. We conduct our operations in Chinese mainland through (i) our PRC subsidiaries and (ii) ~~our~~ the consolidated variable interest entities with which we have maintained contractual arrangements. ~~PRC laws~~ Laws and regulations in Chinese mainland restrict and impose conditions on foreign investment in certain value-added telecommunication services and certain other restricted services related to our businesses, such as domestic document delivery services. Accordingly, we operate these businesses in Chinese mainland through ~~our~~ the consolidated variable interest entities, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in Chinese mainland prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, ~~our~~ the consolidated variable interest entities and their shareholders to control the business operations of ~~our~~ the consolidated variable interest entities. . . . Investors in our ADSs or Class A ordinary shares are not purchasing equity interest in ~~our~~ the consolidated variable interest entities in Chinese mainland but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the consolidated variable interest entities in Chinese mainland.

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operations agreements, have been entered into by and among our subsidiaries, ~~our~~ the consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with ~~our~~ the consolidated variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements under the U.S. GAAP for accounting purposes. Neither JD.com, Inc. nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entities. For more details of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure—~~Our~~ The Consolidated Variable Interest Entities.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over ~~our~~ the consolidated variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in ~~China~~ courts of Chinese mainland. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure— We rely on contractual arrangements with ~~our~~ the consolidated variable interest entities and their owners for a portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—The shareholders of ~~our~~ the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Our corporate structure is subject to risks associated with ~~our~~ the contractual arrangements with ~~our~~ the consolidated variable interest entities. If the PRC government ~~deems~~ determines that ~~our~~ the contractual arrangements constituting part of the ~~with our~~ variable interest entities structure do not comply with PRC laws and regulations ~~regulatory restrictions on foreign investment in the relevant industries~~, or if these laws and regulations change or ~~the interpretation of existing regulations change or~~ are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ~~our~~ the consolidated variable interest entities and, consequently, significantly affect the financial performance of ~~our~~ the consolidated variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.” Specifically, there are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

of our Cayman Islands holding company with respect to its contractual arrangements with ~~our~~ the consolidated variable interest entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of ~~our~~ the consolidated variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government ~~deems~~ determines that the contractual arrangements ~~in relation to our~~ constituting part of the variable interest entities structure do not comply with PRC laws and regulations ~~regulatory restrictions on foreign investment in the relevant industries~~, or if these laws and regulations change or ~~the interpretation of existing regulations change~~ are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be affected by the PRC Foreign Investment Law.”

9.

We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

In addition to the proposed revision in response to the Staff’s comment #3 above, the Company respectfully proposed to revise the following disclosure (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

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A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

agreements or exclusive business cooperation agreements, as applicable, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operations agreements, have been entered into by and among our subsidiaries, ~~our~~ the consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with ~~our~~ the consolidated variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements under the U.S. GAAP for accounting purposes. Neither JD.com, Inc. nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entities. For more details of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure—~~Our~~ The Consolidated Variable Interest Entities.”

The Company further undertakes to thoroughly review and revise the disclosure in its future Form 20-F filings to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the consolidated variable interest entities, limit references to control or benefits that accrue to the Company because of the consolidated variable interest entities to a clear description of the conditions have been satisfied for consolidation of the consolidated variable interest entities under U.S. GAAP, and clarify that the Company is the primary beneficiary of the consolidated variable interest entities for accounting purposes.

Item 3. Key Information

Cash and Asset Flows through Our Organization, page 8

10.

Please revise this section to disclose the identity of the intermediate holding companies and subsidiaries to which the Company provided loans and from which it received loan repayments during 2021, 2020 and 2019. Also, please revise to identify the intermediate holding companies that provided loans and capital contributions to your consolidated variable interest entities and received loan repayments from consolidated variable interest entities during 2021, 2020 and 2019 and identify the consolidated variable interest entities which received and paid these amounts. In addition, please revise to provide cross-references of the amounts disclosed in this section to the condensed consolidating schedule on page 14 and to the consolidated financial statements.

The Company respectfully advises the Staff that, as proposed in the response to the Staff’s comment #7 above (also repeated below), the Company proposes to disclose that it has a centralized cash management policy and to identify the major offshore and onshore entities with the function of centralized cash management. In response to the Staff’s comment, the Company respectfully proposes to revise the referenced

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (such as the numbers for the fiscal year of 2022):

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Our company has established a centralized cash management policy to direct how funds are transferred between JD.com, Inc., our subsidiaries and the consolidated variable interest entities and their subsidiaries to improve the efficiency and ensure the security of cash management. Our management has established a series of manuals and policies on funds management, bank accounts management, financing activities and safe handling of cash and assets, which apply to all of our subsidiaries and the consolidated variable interest entities and their subsidiaries. We and our consolidated subsidiaries that are listed on the Hong Kong Stock Exchange have also established respective centralized cash management accounts within certain entities, under which funds are transferred and dispatched to each subsidiary or consolidated variable interest entity under unified command. The major offshore entities outside of Chinese mainland with the function of centralized cash management are JD.com, Inc. (our holding company), JD.com International Limited (our intermediate holding company), JD Logistics, Inc., and JD Health International Inc. (both of which are our subsidiaries). In addition, the major entities within Chinese mainland with similar functions are Beijing Jingdong Century Trade Co., Ltd. (a primary beneficiary of the consolidated variable interest entities), Beijing Jingbangda Trade Co., Ltd. (a consolidated variable interest entity), and Beijing Jingdong Jiankang Co., Ltd. (a primary beneficiary of the consolidated variable interest entities). The centralized cash management function in these entities lead to high-volume and high-frequency cash transferred and dispatched to the remaining consolidated subsidiaries and consolidated variable interest entities. We have complied with the applicable laws and regulations for the operation of such cash centralized management accounts and completed necessary registration and approval procedures with relevant governmental authorities. Every fund transfer within our group goes through an appropriate review and approval process depending on the nature and amount of the transfer under our cash management policy.

~~For the year ended December 31, 2019, JD.com, Inc. received repayment of loans of RMB5.2 billion from our intermediate holding companies and subsidiaries.~~ For the years ended December 31, 2020, ~~and~~ 2021 and 2022, JD.com, Inc. provided loans of RMB13.4 billion, ~~and~~ RMB20.9 billion ~~(US$3.3 billion)~~ and RMB                billion (US$                billion) to our intermediate holding companies through our day-to-day centralized cash management activities. Please refer to the line item “Loans (provided to)/settled by internal companies” in the “Parent” column of the tables titled “Financial Information Related to the Consolidated Variable Interest Entities—Selected Condensed Consolidated Cash Flows Information” for the years ended December 31, 2020, 2021 and 2022 on pages 16–17 for the detail figures.

Our day-to-day centralized cash management activities also cover the cash flow of the consolidated variable interest entities. ~~Most of the time, our variable~~

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

~~interest entities may be funded from intermediate holding companies, but certain VIE with function of comprehensive funds management, may also provide loan to other internal entities within our group. Since these VIEs belong to different business units, these funds transferred among business units can’t offset each other. Therefore, f~~ For the years ended December 31, ~~2019,~~ 2020, ~~and~~ 2021 and 2022, ~~our~~ the consolidated variable interest entities received funding by (i) loans from our intermediate holding companies and (ii) capital contribution in the form of loans from our intermediate holding companies to nominee shareholders totaling ~~of RMB5.6 billion,~~ RMB3.4 billion, ~~and~~ RMB11.7 billion ~~(US$1.8 billion)~~ and RMB                billion (US$                billion) from our intermediate holding companies, respectively,. Please refer to the sum of line item “Capital injection from controlling shareholders” and line item “Net proceeds from internal companies” in the “Consolidated Variable Interest Entities” column of the tables titled “Financial Information Related to the Consolidated Variable Interest Entities—Selected Condensed Consolidated Cash Flows Information” for the years ended December 31, 2020, 2021 and 2022 on pages 16–17 for the detail figures. The consolidated variable interest entities ~~and also provided loans of RMB1.4 billion for the year ended December 31, 2019 and~~ received repayment of loans of RMB0.3 billion, ~~and~~ RMB1.1 billion ~~(US$0.2 billion)~~ and RMB                billion (US$                billion) to our intermediate holding companies for the years ended December 2020, ~~and~~ 2021 and 2022, respectively. Please refer to the line item “Loans (provided to)/settled by internal companies” in the “Consolidated Variable Interest Entities” column of the tables titled “Financial Information Related to the Consolidated Variable Interest Entities—Selected Condensed Consolidated Cash Flows Information” for the years ended December 31, 2020, 2021 and 2022 on pages 16–17 for the detail figures.

Permissions Required from the PRC Authorities, page 8

11.

You state that you have obtained the requisite licenses and permits from the PRC government authorities that are material for your business operations. This discussion may not be qualified as to materiality. Revise to remove this reference.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

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Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated variable interest entities have obtained the ~~requisite~~ necessary licenses and permits from the PRC government authorities ~~that are material for the business operations of our holding company and our variable interest entities in China~~, including, among others, ICP licenses, Courier Service Operation Permits and Practicing License for Medical Institutions, except as disclosed in “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms,” given ~~Given~~ the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. ~~For more detailed information, see “Item 3.D. Key Information—Risk Factors— Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms.”~~

12.

Revise this discussion to describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown as underlined):

Page 8:

If (i) we do not receive or maintain any permissions or approvals, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

13.

You state that in connection with your previous issuance of securities to foreign investors you are not required to obtain permission from the CAC. In this regard, your disclosure on page 34 suggests that there are uncertainties as to whether your data processing activities may be deemed to affect national security. Revise to clarify your determination as to the basis for your belief that such permission is not required and disclose whether you relied upon counsel for the basis for your conclusions as to necessary permissions or approvals and if not, explain why.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

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Permissions Required from the PRC Authorities for Our Operations

. . .

Furthermore, in connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and ~~our~~ the consolidated variable interest entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to ~~go through~~ file an application for cybersecurity review by the Cyberspace Administration of China, or the CAC, as advised by Shihui Partners, our PRC legal counsel, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority.

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Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

. . .

On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security. The Draft Measures for Internet Data Security provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Measures for Internet Data Security, data processors shall apply for a cybersecurity review for certain activities. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations Relating to Information Security” for details. The Draft Measures for Internet Data Security remains unclear on whether the

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. There is no timetable as to when the Draft Measures for Internet Data Security will be enacted. We cannot predict the impact of the Draft Measures for Internet Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Measures for Internet Data Security mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC or relevant regulatory authorities based on the Draft Measures for Internet Data Security. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Measures for Internet Data Security requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As advised by our PRC legal counsel, if a final version of the Draft Measures for Internet Data Security is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the current version of Draft Measures for Internet Data Security, our PRC legal counsel does not expect that, as of the date of this annual report, we are required to ~~go through~~ file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors.

The Holding Foreign Companies Accountable Act, page 8

14.	Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

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The Holding Foreign Companies Accountable Act

The HFCAA, which was enacted on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States stock exchange. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong, and our auditor is subject to the determination. In May 2022, the SEC conclusively listed our company as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. The related risks and uncertainties could cause the value of our ADSs and Class A ordinary shares to significantly decline. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Item 3(A) Selected Financial Data

Financial Information Related to Our Consolidated Variable Interest Entities, page 14

15.	Please revise the condensed consolidating schedules to present a separate column that includes any wholly foreign owned enterprises (WFOE) that are the primary beneficiary of the consolidated VIEs.

In response to the Staff’s comment, the Company respectfully proposes to revise the condensed consolidating schedules (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (such as the numbers for the fiscal year of 2022):

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net revenues
Third-party revenues
Inter-company revenues
Cost of revenues
Fulfillment
Marketing
Research and development
General and administrative
Gain on sale of development properties

Income/(loss) from operations

Income/(loss) from subsidiaries and VIEs
Other income/(expense), net
Income/(loss) before tax

Income tax expenses

Net income/(loss)

	For the Year Ended December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net revenues	—	984,998	676,041	117,419	(826,866)	951,592
Third-party revenues	—	887,340	5,128	59,124	—	951,592
Inter-company revenues	—	97,658	670,913	58,295	(826,866)	—
Cost of revenues	—	(837,268)	(621,811)	(104,564)	741,117	(822,526)
Fulfillment	—	(80,833)	(18,225)	(4,657)	44,660	(59,055)
Marketing	(4)	(32,954)	(23,997)	(3,108)	21,320	(38,743)
Research and development	—	(17,155)	(13,473)	(5,420)	19,716	(16,332)
General and administrative	(465)	(6,282)	(2,511)	(2,357)	53	(11,562)
Gain on sale of development properties	—	767	—	—	—	767

Income/(loss) from operations	(469)	11,273	(3,976)	(2,687)	—	4,141

Income/(loss) from subsidiaries and VIEs	(2,708)	(4,774)	12,037	—	(4,555)	—
Other income/(expense), net	(376)	(8,555)	2,558	(348)	—	(6,721)
Income/(loss) before tax	(3,553)	(2,056)	10,619	(3,035)	(4,555)	(2,580)

Income tax expenses	(7)	(1,716)	(130)	(34)	—	(1,887)

Net income/(loss)	(3,560)	(3,772)	10,489	(3,069)	(4,555)	(4,467)

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

	For the Year Ended December 31, 2020
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net revenues	—	779,945	531,008	86,054	(651,205)	745,802
Third-party revenues	—	703,609	5,217	36,976	—	745,802
Inter-company revenues	—	76,336	525,791	49,078	(651,205)	—
Cost of revenues	—	(651,698)	(494,496)	(74,425)	583,925	(636,694)
Fulfillment	—	(73,354)	(5,492)	(2,949)	33,095	(48,700)
Marketing	(11)	(22,069)	(12,375)	(1,886)	9,185	(27,156)
Research and development	—	(17,085)	(18,111)	(5,265)	24,312	(16,149)
General and administrative	(453)	(1,963)	(3,058)	(1,623)	688	(6,409)
Gain on sale of development properties	—	1,649	—	—	—	1,649

Income/(loss) from operations	(464)	15,425	(2,524)	(94)	—	12,343

Income/(loss) from subsidiaries and VIEs	50,154	(932)	17,483	—	(66,705)	—
Other income/(expense), net	(266)	36,773	2,245	(276)	—	38,476
Income/(loss) before tax	49,424	51,266	17,204	(370)	(66,705)	50,819

Income tax expenses	(19)	(1,308)	(103)	(52)	—	(1,482)

Net income/(loss)	49,405	49,958	17,101	(422)	(66,705)	49,337

Selected Condensed Consolidated Balance Sheets Information

As of December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

(RMB in millions)
Assets
Cash and cash equivalents
Restricted cash
Short-term investments
Accounts receivable, net
Inventories, net
Internal balance
Investment in equity investees
Investments in subsidiaries and consolidated VIEs
Investment securities
Property, equipment and software, net
Operating lease right-of-use assets
Prepayments and other assets

Total assets
Liabilities
Short-term debts
Accounts payable
Internal balance
Operating lease liabilities
Unsecured senior notes
Accrued expenses and other liabilities

Total liabilities
Convertible redeemable non-controlling interests

Total shareholders’ equity
Total liabilities, mezzanine equity and shareholders’ equity

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

	As of December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Assets
Cash and cash equivalents	7,417	42,170	15,629	5,551	—	70,767
Restricted cash	—	1,959	3,958	9	—	5,926
Short-term investments	1	44,296	64,541	5,726	—	114,564
Accounts receivable, net	—	5,242	2,359	4,299	—	11,900
Inventories, net	—	23,491	48,274	3,836	—	75,601
Internal balance	65,120	65,281	38,253	—	(168,654)	—
Investment in equity investees	—	40,319	156	22,747	—	63,222
Investments in subsidiaries and consolidated VIEs	148,607	17,791	44,867	—	(211,265)	—
Investment securities	—	14,855	1,026	3,207	—	19,088
Property, equipment and software, net	—	22,484	1,892	8,568	—	32,944
Operating lease right-of-use assets	—	7,892	30	14,472	(2,407)	19,987
Prepayments and other assets	419	44,328	26,113	11,723	(75)	82,508

Total assets	221,564	330,108	247,098	80,138	(382,401)	496,507
Liabilities
Short-term debts	2,869	—	1,499	—	—	4,368
Accounts payable	—	28,745	103,893	7,846	—	140,484
Internal balance	—	65,120	60,783	42,787	(168,690)	—
Operating lease liabilities	—	8,024	10	14,785	(2,433)	20,386
Unsecured senior notes	9,461	—	—	—	(75)	9,386
Accrued expenses and other liabilities	323	42,943	19,393	12,440	—	75,099

Total liabilities	12,653	144,832	185,578	77,858	(171,198)	249,723
Convertible redeemable non-controlling interests	—	467	—	745	—	1,212

Total shareholders’ equity	208,911	184,809	61,520	1,535	(211,203)	245,572
Total liabilities, mezzanine equity and shareholders’ equity	221,564	330,108	247,098	80,138	(382,401)	496,507

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

Selected Condensed Consolidated Cash Flows Information

For the Year Ended December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

(RMB in millions)
Net cash provided by/(used in) operating activities
Cash flows from investing activities

(Increase)/decrease in short-term investments, net
Prepayments and investments in equity investees
Loans (provided to)/settled by internal companies
Cash paid for property, equipment, software and construction in progress
Other investing activities

Net cash used in investing activities

Cash flows from financing activities
Capital injection from non-controlling interest shareholders
Increase/(decrease) in short-term borrowings, net
Net proceeds from internal companies
Repayment of unsecured senior notes
Other financing activities

Net cash provided by/(used in) financing activities

Effect of exchange rate changes on cash, cash equivalents and restricted cash
Net increase/(decrease) in cash, cash equivalents and restricted cash
Cash, cash equivalents and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale
Less: cash, cash equivalents and restricted cash classified within assets held for sale at beginning of year
Cash, cash equivalents and restricted cash at beginning of year

Cash, cash equivalents and restricted cash at end of year

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

	For the Year Ended December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net cash provided by/(used in) operating activities	(411)	64,468	(23,349)	1,593	—	42,301

Cash flows from investing activities
(Increase)/decrease in short-term investments, net	3,357	(27,948)	(28,500)	(1,231)	—	(54,322)
Prepayments and investments in equity investees	—	(6,356)	—	(5,220)	—	(11,576)
Loans (provided to)/settled by internal companies	(20,900)	(72,034)	(873)	1,122	92,685	—
Cash paid for property, equipment, software and construction in progress	—	(8,900)	(948)	(4,582)	—	(14,430)
Other investing activities	3,147	1,157	368	(178)	1,586	6,080

Net cash used in investing activities	(14,396)	(114,081)	(29,953)	(10,089)	94,271	(74,248)

Cash flows from financing activities
Capital injection from non-controlling interest shareholders	—	27,600	—	62	—	27,662
Increase/(decrease) in short-term borrowings, net	—	(249)	1,500	(100)	—	1,151
Net proceeds from internal companies	—	19,778	61,190	11,717	(92,685)	—
Repayment of unsecured senior notes	(3,246)	—	—		—	(3,246)
Other financing activities	62	(4,472)	—	(68)	(1,586)	(6,064)

Net cash provided by/(used in) financing activities	(3,184)	42,657	62,690	11,611	(94,271)	19,503

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(136)	(1,362)	—	—	—	(1,498)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(18,127)	(8,318)	9,388	3,115	—	(13,942)
Cash, cash equivalents and restricted cash at beginning of year, including cash and cash equivalents classified within assets held for sale	25,544	52,447	10,199	2,445	—	90,635
Less: cash, cash equivalents and restricted cash classified within assets held for sale at beginning of year	—	116	—	—	—	116
Cash, cash equivalents and restricted cash at beginning of year	25,544	52,331	10,199	2,445	—	90,519

Cash, cash equivalents and restricted cash at end of year	7,417	44,129	19,587	5,560	—	76,693

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

	For the Year Ended December 31, 2020
	Parent	Other Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in millions)
Net cash provided by/(used in) operating activities	(243)	49,456	(16,581)	9,912	—	42,544

Cash flows from investing activities
Increase in short-term investments, net	(3,421)	(15,560)	(14,933)	(1,685)	—	(35,599)
Investment in subsidiaries	—	—	(2,795)	—	2,795	—
Prepayments and investments in equity investees	—	(12,317)	—	(4,622)	—	(16,939)
Loans (provided to)/settled by internal companies	(13,421)	(41,588)	(1,924)	306	56,627	—
Cash paid for property, equipment, software and construction in progress	—	(6,293)	(1,184)	(3,442)	—	(10,919)
Other investing activities	40	11,161	(3,945)	(1,610)	—	5,646

Net cash used in investing activities	(16,802)	(64,597)	(24,781)	(11,053)	59,422	(57,811)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	31,342	—	—	—	—	31,342
Capital injection from controlling shareholder	—	795	—	2,000	(2,795)	—
Capital injection from non-controlling interest shareholders	—	34,564	—	15	—	34,579
Increase in short-term borrowings, net	—	(932)	—	(884)	—	(1,816)
Net proceeds from internal companies	—	13,127	42,072	1,428	(56,627)	—
Proceeds from unsecured senior notes	6,804	—	—	—	—	6,804
Other financing activities	236	(173)	—	100	—	163

Net cash provided by/(used in) financing activities	38,382	47,381	42,072	2,659	(59,422)	71,072

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,369)	(2,713)	—	—	—	(5,082)
Net increase/(decrease) in cash, cash equivalents and restricted cash	18,968	29,527	710	1,518	—	50,723
Cash, cash equivalents and restricted cash at beginning of year	6,576	22,920	9,489	927	—	39,912
Cash, cash equivalents and restricted cash at end of year, including cash and cash equivalents classified within assets held for sale	25,544	52,447	10,199	2,445	—	90,635
Less: cash, cash equivalents and restricted cash classified within assets held for sale at end of year	—	116	—	—	—	116

Cash, cash equivalents and restricted cash at end of year	25,544	52,331	10,199	2,445	—	90,519

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

Item 3(D) Risk Factors, page 18

16.

Revise your risk factor on page 53 to specifically acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 53:

If the PRC government ~~deems~~ determines that the contractual arrangements constituting part of ~~in relation to our~~ the variable interest entities structure do not comply with PRC laws and regulations ~~regulatory restrictions on foreign investment in the relevant industries~~, or if these laws and regulations change or ~~the interpretation of existing regulations change~~ are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

. . .

However, we are a Cayman Islands holding company with no equity ownership in ~~our~~ the consolidated variable interest entities and we conduct certain of our operations in China through ~~our~~ the consolidated variable interest entities with which we have maintained contractual arrangements. Investors in our ADSs or Class A ordinary shares thus are not purchasing equity interest in ~~our~~ the consolidated variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government ~~deems~~ determines that ~~our~~ the contractual arrangements constituting part of the ~~with our~~ variable interest entities structure do not comply with PRC laws and regulations ~~regulatory restrictions on foreign investment in the relevant industries~~, or if these laws and regulations change or ~~the interpretation of existing regulations change or~~ are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and ~~our shares~~ the securities we are registering may decline in value or become worthless, if the determinations, changes, or interpretations result in our inability ~~we are unable~~ to assert ~~our~~ contractual control ~~rights~~ over the assets of ~~our~~ the consolidated variable interest entities. Our holding company in the Cayman Islands, ~~our~~ the consolidated variable interest entities, and investors of our company face

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ~~our~~ the consolidated variable interest entities and, consequently, significantly affect the financial performance of ~~our~~ the consolidated variable interest entities and our company as a group.

17.

In future filings, revise to discuss the impact of the Internet Information Service Algorithmic Recommendation Management Provisions that recently came into effect and how they may apply to your operations.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 62:

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms.

……

New laws and regulations may be promulgated that will regulate internet activities, including online retail and internet information service. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties. For example, pursuant to the Internet Information Service Algorithmic Recommendation Management Provisions, or the Algorithm Recommendation Provisions, which came into effect on March 1, 2022, algorithm recommendation service providers shall clearly inform users of their provision of algorithm recommendation services, and make public the basic principles, intentions and main operating mechanisms of the algorithm recommendation services. The algorithmic recommendation service providers shall not (i) carry out any illegal activity which may endanger national security and social public interest, disturb economic order and social order, or infringe third parties’ legal interest, or (ii) spread any information prohibited by laws or regulations. Algorithm recommendation service providers selling goods or providing services to consumers shall also protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conduct such as unreasonable, differentiated treatment based on consumers’ preferences, purchase behavior or such other characteristics. In the course of our business operations, we collect information of our customers and users, and algorithmic recommendation service is used in our business. We may have to spend much more personnel cost and time evaluating and managing the risks and

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 11, 2022

challenges in connection with the algorithmic recommendation service used in our ordinary business course to avoid any failure to comply with these regulations. Any failure to comply with Algorithm Recommendation Provisions may result in administrative liabilities, including warnings, public denouncement, fines, enforcement orders requiring us to correct, or suspending us from posting new information, suspension of business or even criminal liabilities, all of which may materially and adversely affect our business and results of operations.

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 189

18.

Please revise management’s report on internal control over financial reporting to provide management’s assessment of the effectiveness of the Company’s’ internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. Refer to the guidance in Item 15(b) of Form 20-F.

The Company respectfully advise the Staff that the management had performed the necessary procedures before the issuance of the 2021 20-F to assess the effectiveness of the Company’s internal control over financial reporting, and concluded that the Company’s internal control over financial reporting as of December 31, 2021 was effective, which was inadvertently omitted in Item 15(b) while mentioned on page 48 in the 2021 Form 20-F. In response to the Staff’s comment, the Company further respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 202~~1~~2 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2022.

*        *         *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 10 8911-8888 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,

/s/ Sandy Ran Xu
Sandy Ran Xu
Chief Financial Officer

cc:	Lei Xu, Chief Executive Officer, JD.com, Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Wei Zhang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP